UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                                   LASMO PLC.
                                (Name of issuer)

                                 ORDINARY SHARES
                         (Title of class of securities)

                                    501730204
                                 (CUSIP number)

                                   *SEE NOTE
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (x) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

------------------------

* Previous filings by the Reporting Persons relating to this security were made on Schedule 13D pursuant to Rules 13d-1(a) and 13d-1(b). By filing this Schedule 13G, the Reporting Persons intend to convert to the filing regime governed by Rule 13d-1(c).

---------------------------------
      CUSIP No. 501730204                      13G
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF       5      SOLE VOTING POWER
SHARES                 0
                ------ ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
OWNED BY        6      57,824,806
                ------ ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
REPORTING       7      0
                ------ ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
                8      74,641,758
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         74,641,758
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.7%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

---------------------------------
      CUSIP No. 501730204
---------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 ----------------------------- ------ ------------------------------------------
 NUMBER OF                     5    SOLE VOTING POWER
 SHARES                             0
                               -------------------------------------------------
 BENEFICIALLY                       SHARED VOTING POWER
 OWNED BY                      6    57,145,466
                               -------------------------------------------------
 EACH                               SOLE DISPOSITIVE POWER
 REPORTING                     7    0
                               -------------------------------------------------
 PERSON WITH                        SHARED DISPOSITIVE POWER
                               8    73,962,418
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         73,962,418
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.7%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
-------- -----------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Lasmo plc. (the "Issuer")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the Issuer's principal executive offices is 101 Bishopsgate, London EC2M 3XH, England

ITEM 2(A).        NAME OF PERSON FILING:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG, the "Reporting Persons").

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

ITEM 2(C).        CITIZENSHIP:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  The title of the securities is ordinary shares (the "Ordinary Shares").

ITEM 2(E).        CUSIP NUMBER:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) |_| Broker or dealer  registered  under  section 15 of
                          the Act;

                  (b) |_| Bank as defined in section 3(a)(6) of the Act;

                  (c) |_| Insurance Company as defined in section 3(a)(19) of
                          the Act;

                  (d) |_| Investment  Company  registered  under section 8 of
                          the Investment Company Act of 1940;

                  (e) |_| An investment adviser in accordance with Rule 13d-1
                          (b)(1)(ii)(E);

                  (f) |_| An employee  benefit  plan,  or  endowment  fund in
                          accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) |_| A parent  holding  company  or  control  person  in
                          accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h) |_| A savings association as defined in section 3(b) of
                          the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the  definition
                          of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. (X)

ITEM 4.  OWNERSHIP.

         (A)    AMOUNT BENEFICIALLY OWNED:

                Each of the Reporting Persons owns the amount of the Ordinary Shares as set forth on the applicable cover page.

         (B)    PERCENT OF CLASS:

                Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

         (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                   Each of the  Reporting  Persons has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

             (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                   Each of the Reporting Persons has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

             (III)  SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
                    DISPOSITION OF:

                   Each of the  Reporting  Persons has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

             (IV)  SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE DISPOSITIO
                   OF:N

                   Each of the Reporting Persons has the shared power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         The following are subsidiaries of both DBAG and MGAM which hold Ordinary Shares included in the figures on the cover pages: Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Morgan Grenfell Trust Managers Limited and Morgan Grenfell Quantitative Investments Limited.

         The following are subsidiaries of DBAG which hold Ordinary Shares included in the figures on the applicable cover page: Deutsche Gesellschaft fur Wertpapiersparen mbH and DWS (Austria) Investmentgesellschaft mbH.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 1998



                                      DEUTSCHE BANK AG



                                      By:/s/Dieter Eisele
                                         ---------------------------------------
                                         Name:   Dr. Dieter Eisele
                                         Title:  Group Head of Compliance



                                      By:/s/Rondal Eric Powell
                                         ---------------------------------------
                                         Name:   Rondal Eric Powell
                                         Title:  Vice President